News Release

Not for distribution to United States newswire services or for dissemination in the United States

Alexco Announces Flow-Through Private Placement

March 9, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce its intention to complete a non-brokered private placement of up to 3,428,572 “flow-through” common shares (“Flow-Through Shares”) of Alexco at a price of $1.75 per Flow-Through Share, which is an 8% premium to the $1.62 volume-weighted average price on the Toronto Stock Exchange over the five days ending March 6, 2009. Aggregate gross proceeds from the offering will be up to $6,000,000, which the Company plans to use to incur eligible Canadian exploration expenses in respect of its silver-lead-zinc mineral properties located in the Keno Hill district of Yukon Territory. The Company will not pay any commission or finder’s fee in respect of this offering.

Closing of this private placement remains subject to certain conditions, including but not limited to completion of due diligence and the receipt of all necessary approvals including those of applicable stock exchanges and securities regulatory authorities.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and may never be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada